UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4 )*


                           Talk America Holdings, Inc.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $ .01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   874264 104
                                   ----------
                                 (CUSIP Number)


                                 October 3, 2001
                                 ---------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|      Rule 13d-1(b)

        |X|      Rule 13d-1(c)

        |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

=================================================================== ============

CUSIP No. 874264 10 4                                          Page 2 of 7 Pages
                                                                    -    -
=================================================================== ============
========= ======================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     AOL Time Warner Inc.
                     13-4099534

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a|_|
                                                                 b|_|


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware

========= ======================================================================
================================ ========= =====================================

                                   5       SOLE VOTING POWER               0
             NUMBER OF
              SHARES             --------- -------------------------------------
           BENEFICIALLY          --------- -------------------------------------
             OWNED BY
               EACH                6       SHARED VOTING POWER     3,094,186(1)
             REPORTING
              PERSON             --------- -------------------------------------
               WITH              --------- -------------------------------------

                                   7       SOLE DISPOSITIVE POWER          0

                                 --------- -------------------------------------
                                 --------- -------------------------------------

                                   8       SHARED DISPOSITIVE POWER 3,094,186(1)

================================ ========= =====================================
=========== ====================================================================

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,094,186(1)

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*          |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         10.6%(1)

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*                  HC

=========== ====================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Calculated pursuant to Rule 13d-3(d). Percentage based on number of shares of common stock of Talk America Holdings, Inc. ("Talk America") outstanding on September 30, 2002 as reported in Talk America's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. The 3,094,186 shares includes 1,084,211 shares of Talk America common stock and 2,009,975 shares of Talk
America common stock subject to issuance upon conversion of $30,149,637.91 aggregate principal amount of 8% 10-year senior secured convertible promissory notes ("Convertible Debt") held by America Online, Inc. On October 15, 2002, Talk America effected a 1-for-3 reverse stock split of its common stock. The conversion price and underlying shares of common stock into which the Convertible Debt can be converted have been adjusted to reflect the reverse stock split.


SCHEDULE 13G

=================================================================== ============

CUSIP No. 874264 10 4                                          Page 3 of 7 Pages
                                                                    -    -
=================================================================== ============
========= ======================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     America Online, Inc.
                     54-1322110

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a|_|
                                                                 b|_|


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

========= ======================================================================
================================ ========= =====================================

                                   5       SOLE VOTING POWER                0
            NUMBER OF
             SHARES              --------- -------------------------------------
          BENEFICIALLY           --------- -------------------------------------
            OWNED BY
              EACH                 6       SHARED VOTING POWER      3,094,186(1)
            REPORTING
             PERSON              --------- -------------------------------------
              WITH               --------- -------------------------------------

                                   7       SOLE DISPOSITIVE POWER           0

                                 --------- -------------------------------------
                                 --------- -------------------------------------

                                   8       SHARED DISPOSITIVE POWER 3,094,186(1)

================================ ========= =====================================
=========== ====================================================================

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,094,186(1)

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*         |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         10.6%(1)

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*                HC

=========== ====================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Calculated pursuant to Rule 13d-3(d). Percentage based on number of shares of common stock of Talk America Holdings, Inc. ("Talk America") outstanding on September 30, 2002 as reported in Talk America's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. The 3,094,186 shares includes 1,084,211 shares of Talk America common stock and 2,009,975 shares of Talk
America common stock subject to issuance upon conversion of $30,149,637.91 aggregate principal amount of 8% 10-year senior secured convertible promissory notes ("Convertible Debt") held by America Online, Inc. On October 15, 2002, Talk America effected a 1-for-3 reverse stock split of its common stock. The conversion price and underlying shares of common stock into which the Convertible Debt can be converted have been adjusted to reflect the reverse stock split.




CUSIP No. 874264 10 4                                          Page 4 of 7 Pages
                                                                    -    -

Item 1(a)         Name of Issuer

                         Talk America Holdings, Inc.
                  --------------------------------------------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:

                         12020 Sunrise Valley Drive, Suite 250, Reston, VA 20191
                  --------------------------------------------------------------

Item 2(a)         Name of Person Filing:

                         AOL Time Warner Inc.
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                         75 Rockefeller Plaza, New York, NY 10019
                  --------------------------------------------------------------

Item 2(c)         Citizenship:

                         Delaware
                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities:

                         Common Stock, par value $.01 per share
                  --------------------------------------------------------------

Item 2(e)         CUSIP Number:

                         874264 10 4
                  --------------------------------------------------------------

Item 3. If This Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)          |_| Broker or dealer registered under Section 15 of the
                      Exchange Act.

     (b)          |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)          |_| Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

     (d)          |_| Investment company registered under Section 8 of the
                      Investment Company Act.

     (e)          |_| An investment adviser in accordance with Rule 13d-1
                      (b)(1)(ii)(E);

     (f)          |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

     (g)          |_| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

     (h)          |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

     (i)          |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

     (j)          |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

CUSIP No. 874264 10 4                                          Page 5 of 7 Pages
                                                                    -    -
Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)        Amount beneficially owned:

                     3,094,186(1)
           ---------------------------------------------------------------------

(b)        Percent of Class:

                     10.6%(1)
           ---------------------------------------------------------------------

(c)        Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote                         0
                                                   -----------------------------

(ii)       Shared power to vote or to direct the vote               3,094,186(1)
                                                     ---------------------------

(iii)      Sole power to dispose or to direct the disposition of            0
                                                                ----------------
(iv)       Shared power to dispose or to direct the disposition of  3,094,186(1)
                                                                  --------------
Item 5.    Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

               Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                America Online, Inc. - CO

Item 8.    Identification and Classification of Members of the Group.

                Not Applicable

Item 9.    Notice of Dissolution of Group.

                Not Applicable

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.




--------------------------------------------------------------------------------
1 Calculated pursuant to Rule 13d-3(d). Percentage based on number of shares of common stock of Talk America Holdings, Inc. ("Talk America") outstanding on September 30, 2002 as reported in Talk America's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. The 3,094,186 shares includes 1,084,211 shares of Talk America common stock and 2,009,975 shares of Talk
America common stock subject to issuance upon conversion of $30,149,637.91 aggregate principal amount of 8% 10-year senior secured convertible promissory notes ("Convertible Debt") held by America Online, Inc. On October 15, 2002, Talk America effected a 1-for-3 reverse stock split of its common stock. The conversion price and underlying shares of common stock into which the Convertible Debt can be converted have been adjusted to reflect the reverse stock split.

CUSIP No. 874264 10 4                                          Page 6 of 7 Pages
                                                                    -    -


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2003
                                          AOL Time Warner Inc.


                                          /s/ James W. Barge
                                          --------------------------------------
                                                       (Signature)

                                          James W. Barge
                                          Senior Vice President and
                                          Controller
                                          --------------------------------------
                                                      (Name/Title)




                                          America Online, Inc.


                                          /s/ Thomas R. Colan
                                          --------------------------------------
                                                      (Signature)

                                          Thomas R. Colan
                                          Senior Vice President,
                                          Controller and Treasurer
                                          --------------------------------------
                                                       (Name/Title)

CUSIP No. 874264 10 4                                          Page 7 of 7 Pages
                                                                    -    -



                                                                   EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


     AOL Time Warner Inc., a Delaware corporation, and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Common Stock, par value $0.01, of Talk America Holdings, Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  February 14, 2003

                                           AOL TIME WARNER INC.



                                           By:    /s/ James W. Barge
                                                  ------------------------------
                                           Name:  James W. Barge
                                           Title: Senior Vice President and
                                                  Controller



                                           AMERICA ONLINE, INC.



                                           By:    /s/ Thomas R. Colan
                                                  ------------------------------
                                           Name:  Thomas R. Colan
                                           Title: Senior Vice President,
                                                  Controller and Treasurer